Exhibit 21.1

SUBSIDIARIES OF MACH NATURAL RESOURCES LP

Name of Subsidiary	Jurisdiction of Organization
Mach Natural Resources Intermediate LLC	Delaware
Mach Natural Resources Holdco LLC	Delaware
BCE-Mach LLC	Delaware
BCE-Mach II LLC	Delaware
BCE-Mach III LLC	Delaware
BCE-Mach III Midstream Holdings LLC	Delaware
Simcoe LLC	Delaware
Simlog LLC	Delaware
SJ Investment Opps LLC	Delaware
Ringwood Gathering Company, LLC	Delaware
Timberland Gathering & Processing Company, LLC	Delaware